15048359

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 02 2015 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.L. King & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

NINE ELK STREET
(No. and Street)

ALBANY NY 12207
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT BENTON (518) 431-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

TWO FINANCIAL CENTER, 60 South St. Boston MA 02111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert A. Benton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.L. King & Associates, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCINDA G. LISTING
Notary Public, State of New York
No. 01LI4840528
Qualified in Rensselaer County
Commission Expires December 31, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Table of Contents

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
C.L. King & Associates, Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of C.L. King & Associates, Inc. and Subsidiary as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of C.L. King & Associates, Inc. and Subsidiary as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Boston, Massachusetts
February 27, 2015

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	197,822
Cash and securities segregated under federal and other regulations		49,294,176
Deposits with clearing organizations		3,956,409
Receivables from:		
Brokers, dealers and clearing organizations		14,245,692
Securities borrowed		97,395,100
Customers		110,240
Related parties		132,069,709
Securities owned, at fair value ($6,563,712 pledged as collateral)		97,585,074
Property and equipment, net		680,663
Other assets		1,441,377
Total assets	$	396,976,262
Liabilities and Stockholders' Equity		
Short-term bank loans	$	44,870,000
Payables to:		
Brokers, dealers and clearing organizations		686,322
Securities loaned		101,040,683
Customers		30,133,757
Related parties		148,294,350
Securities sold, but not yet purchased, at fair value		13,863,260
Accounts payable and accrued expenses		8,782,267
Total liabilities		347,670,639
Commitments and contingencies (note 9)		
Subordinated borrowings – related party		14,000,000
Stockholders' equity:		
Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares		3,050
Additional paid-in capital		17,149,655
Retained earnings		18,177,531
Less treasury stock, at cost, 9,250 shares		(24,613)
Total stockholders' equity		35,305,623
Total liabilities and stockholders' equity	$	396,976,262

See accompanying notes to consolidated financial statement.

(1) Organization

The consolidated financial statement includes the accounts of C.L. King & Associates, Inc. (the Company) and its wholly owned subsidiary Jetco V, LLC that was not active throughout 2014. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). The Company is engaged principally in the trading and brokerage of equity and fixed income securities and other investment products for individual and institutional customers throughout the United States. In its capacity as a broker-dealer, the Company may clear derivative products for clients and affiliates on certain exchanges.

(2) Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Material intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2014 have been made.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents.

(d) Securities Transactions

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures.*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Realized and unrealized gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Equity securities owned and equity securities sold, but not yet purchased are comprised of United States equity securities and are measured at fair value based on quoted market prices. The resulting unrealized gains and losses are reported in revenue from principal transactions, net.

Fixed income securities owned, and fixed income securities sold, but not yet purchased, generally are valued on the basis of prices furnished by a pricing service when the Company believes such prices accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. If the Company decides based on review that a price provided by the pricing service does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are measured at fair value estimated by the Company as further described in the following paragraph.

The Company considers all appropriate factors relevant to the value of securities for which it has determined other pricing sources are not available or reliable as described above. No single factor for determining fair value takes precedent, since fair value depends upon specified facts and circumstances of each security. As a general principle, the current fair value of an issue of securities being valued by the Company would approximate the amount which the owner might reasonably expect to receive for them upon their current sale. Methods which are in accordance with this principle may, for example, be based on (i) a discount from market of a similar freely traded security (including a derivative security or a basket of securities traded on other markets, exchanges or among dealers); or (ii) yield to maturity with respect to debt issues, or a combination of these and other methods.

(e) Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date and underwriting commitment fees at the time the underwriting is completed and the income is reasonably determinable.

(f) Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company will obtain possession of collateral with a fair value equal to or in excess of the principal amount of cash loaned under resale agreements ($9,390,763 as of December 31, 2014). These agreements typically mature within one week.

The Company monitors the collateral and exposure related to margin accounts, repurchase agreements and securities borrowed and when necessary establishes a reserve. The Company has not established a reserve for financial assets as of December 31, 2014.

(g) Securities-Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The

Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company has elected not to offset receivables and payables for securities borrowed and lent with the same counterparty on the consolidated statement of financial condition.

(h) ***Property and Equipment***

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for using both straight line and accelerated methods with lives ranging from three to ten years.

(i) ***Financial Instruments***

The financial instruments of the Company are reported on the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument, except subordinated borrowings. The fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2014 is not readily estimable due to a lack of an observable market for these or similar instruments.

Securities segregated under federal and other regulations, receivables and payables from and to brokers, dealers, clearing organizations, customers and related parties and short-term bank loans, are reported on the statement of financial condition at amortized cost. While this is estimated to approximate fair value, they are not accounted for at fair value and therefore are not included in the Company's fair value hierarchy detailed in Note 6. Had these balances been thus included, all of them would have been classified in Level 2 as of December 31, 2014.

(j) ***Income Taxes***

No provision for income taxes has been made in the accompanying consolidated financial statement as the Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

A provision shall be recognized in the consolidated financial statement when and to the extent an uncertain tax position is not more likely than not to be sustained upon examination. As of December 31, 2014, the Company has not recorded any provision for uncertain tax positions taken on returns filed from open tax years (2010-2013), or expected to be taken on the Company's 2014 tax return. The Company identifies its major tax jurisdictions as U.S. Federal, New York, New Jersey and Massachusetts.

(3) Cash and Securities Segregated under Federal and Other Regulations

Cash of $49,294,176 as of December 31, 2014, has been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

(Continued)

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations and Securities Borrowed and Loaned

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31, 2014:

Resale agreements	$	9,486,563
Receivables from clearing broker		399,433
Receivables from clearing organizations		999
Receivables from brokers for underwriting		3,649,996
Receivables from securities failed to deliver		708,701
	$	14,245,692

Payables to brokers for unsettled securities transactions, net	$	289
Payable to clearing broker		2
Payable to clearing organization		27,484
Payables from securities failed to receive		658,547
Payables to introducing brokers		—
	$	686,322

Receivables from clearing broker represent cash balances on deposit with and securities receivable from the Company's clearing broker.

Proprietary securities transactions are recorded on trade date, as if they had settled. The amounts receivable and payable for unsettled securities transactions are recorded net in payables to brokers, dealers and clearing organization on the statement of financial condition.

At December 31, 2014 the Company had $12,767,422 of collateral on deposit at a clearing organization, of which no portion was required to support customer positions.

At December 31, 2014, the Company held securities with a fair value of $93,064,924 as collateral in its receivable from brokers for securities borrowed. Such borrowings were made to effectuate short sales by the Company and its customers and related parties.

At December 31, 2014, the Company used its securities and those of certain related parties (together, with a fair value of $98,476,257) as collateral in its payable to brokers for securities loaned.

(5) Receivables from and Payables to Customers and Related Parties

Receivables from and payables to customers and related parties include amounts from cash and margin transactions. Receivables from customers were collateralized by securities made available to the Company

from customer accounts with a fair value of $71,048 and receivables from related parties were collateralized by securities with a fair value of $291,748,473 as of December 31, 2014.

(6) Securities Owned and Securities Sold, but not yet Purchased

In accordance with FASB ASC 820, fair value is defined as the price that would be received by the Company upon selling an asset or paid by the Company to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of a principal market for the asset or liability, the assumption is that the transaction occurs on the most advantageous market for the asset or liability. FASB ASC 820 established a three-tier fair value hierarchy that prioritizes the assumptions, also known as "inputs," to valuation techniques used by market participants to measure fair value. The term "inputs" refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value (such as a pricing model) and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions in pricing the asset or liability based on the best information available in the circumstances. The valuation techniques used to measure fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier hierarchy of inputs is summarized in three levels with the highest priority given to Level 1 and the lowest priority given to Level 3: Level 1 – quoted prices – in active markets for identical securities, Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.) and Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The following is a summary of the inputs used in valuing the Company's assets carried at fair value at December 31, 2014:

	Securities owned	Securities sold, but not yet purchased
Valuation inputs:		
Level 1 – Quoted prices		
common and preferred equities	$ 15,795,917	2,185,413
Total Level 1	15,795,917	2,185,413
Level 2 – Significant other observable inputs		
U.S. government and federal agency obligations	6,219,000	10,338,481
State and municipal bonds	67,221,844	—
Corporate obligations	8,348,313	1,339,366
Total Level 2	81,789,157	11,677,847
Level 3 – Significant unobservable inputs	—	—
Total	$ 97,585,074	13,863,260

During the years ended December 31, 2014, The Company did not hold any Level 3 financial instruments at any time, and nor were there any transfers of securities between Levels 1 and 2.

(7) Property and Equipment

Property and equipment consists of the following at December 31, 2014:

Furniture/fixtures	$ 268,735
Office equipment	2,137,201
Leasehold improvements	1,257,807
	3,663,743
Less accumulated depreciation	(2,983,080)
Property and equipment, net	$ 680,663

(8) Short-Term Bank Loans

The short-term bank loans are obtained under three lines of credit: one $45,000,000 line of credit, one $30,000,000 line of credit and one $10,000,000 line of credit, all with variable interest rates. The interest

rates on the lines are as follows: on one of the lines, it is based upon the actual federal funds rate plus 1.00% (1.03% at December 31, 2014), another is based upon the targeted federal funds rate plus 1.00% (1.25% at December 31, 2014) and the third is based upon the one-month LIBOR rate plus 1.00% (1.17% at December 31, 2014). As of December 31, 2014, the loans are collateralized by $71,201,569 of the Company's and certain related parties securities purchased on margin subject to certain regulatory formula. Total unused lines of credit amounted to $40,130,000 at December 31, 2014.

(9) Commitments and Contingencies

The Company leases office space under noncancelable operating leases which expire at various times through 2020. Certain leases contain renewal options and escalating rent. Future minimum annual rentals payable are as follows:

2015	$	1,269,277
2016		1,195,836
2017		1,153,548
2018		668,127
2019		668,127
Thereafter		356,719
	$	5,311,634

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2014, the total of all open underwriting commitments was $4,146,154.

(a) Litigation

In the normal course of business, the Company has been named a defendant or co-defendant in various legal actions, including arbitrations, class actions and other litigation or otherwise has possible exposure, under certain claims. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages or are class actions which seek unspecified damages that could be substantial. Although there can be no assurance as to the eventual outcome of these matters, in the opinion of management based upon the advice of its attorneys, such matters will not in the aggregate have a material adverse effect on the Company's liquidity or financial position, although they could have a material effect on annual operating results in the period in which they are resolved. This estimate is based upon currently available information for those legal proceedings in which the Company is involved, where an estimate for such losses can be made. For certain cases, the Company does not believe that an estimate can currently be made. The estimate is based on various factors, including the varying stages of the proceedings and the uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be more than the current estimate.

(b) Regulatory

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory and taxing authorities agencies

regarding the Company's business which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include, among other things, inquiries from the SEC, the Financial Industry Regulatory Authority (FINRA) and various state regulators and other governmental agencies.

(c) Guarantees and Indemnities

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated because there is no maximum. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

(10) Subordinated Borrowings

On July 15, 2010, March 31, 2011, June 28, 2011 and February 8, 2012 the Company entered into four separate secured demand note agreements with the Company's principal stockholder for $5,000,000, $5,000,000, $2,000,000 and $2,000,000, respectively. The June 28, 2011 and February 8, 2012 agreements bear interest at 2% and the March 31, 2011 and July 15, 2010 agreements bear interest at 4%. These are recorded as receivables from related parties and subordinated borrowings on the statement of financial condition. The debts are collateralized by cash and securities with a fair value of $30,551,074 at December 31, 2014. Interest is paid monthly with the principal amount due at maturity on August 31, 2015, March 31, 2017, June 30, 2017 and March 31, 2015, respectively.

FINRA has approved all of the Company's subordinated borrowings. Pursuant to these approvals, these amounts are allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(11) Related Party Transactions

PCM Ventures, LLC and PCM Ventures II, LLC administer and operate two investment partnerships and are affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provides execution, clearance, settlement and general accounting services to the investment partnerships operated by PCM Ventures, LLC and PCM Ventures II, LLC, and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

Included in receivable from related parties at December 31, 2014 is $56,044 which represents the amounts due from Paradigm Capital Management, Inc. in excess of the value of services allocated for the month of December 2014.

(Continued)

Included in receivable from related parties at December 31, 2014 is $42,023, which represents the amount received from Paradigm Funds Advisor, LLC in excess of the value of services allocated for the month of December 2014.

(12) Employee Benefit Plan

The Company maintains a deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. The Company did not make contributions to the Plan in 2014.

The Company has a deferred compensation plan for an employee. Benefits in this plan vest over a five year period. The Company has accrued $379,180 related to this plan as of December 31, 2014. These amounts are included in accounts payable and accrued expenses on the consolidated statement of financial condition.

(13) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain a minimum net capital, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $1,500,000, whichever is greater. At December 31, 2014, the Company had net capital of $36,301,050, which was 71% of aggregate debit balances and $34,801,050 in excess of required minimum net capital of $1,500,000.

(14) Financial Instruments with Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, some of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

(Continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In addition, the Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statement at the fair value of the related securities and will incur a loss in the event of a subsequent increase in the fair value of the securities. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

(15) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to reduce the risk of loss from customer default on margin credit lending by requiring initial and maintenance margin and by monitoring the quality and concentration of collateral.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment or distribution to customers.

(16) Subsequent Events

The Company has performed an evaluation of all other subsequent events through February 27, 2015, the date the consolidated financial statement was issued, and noted no further events occurring subsequent to December 31, 2014 and through the date of our evaluation requiring accrual or disclosure in the consolidated financial statement.

CL KING
& ASSOCIATES
Nine Elk Street, Albany, NY 12207
Telephone (518) 431-3555 Fax (518) 431-3550
551 Madison Avenue, New York, NY 10022
Telephone (212) 421-3242 Fax (212) 421-3284
410 Park Avenue, New York, NY 10022
Telephone (212) 421-3242 Fax (212) 364-1835

C. L. King & Associates, Inc.'s Compliance Report

C. L. King & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states to the best of its knowledge and belief as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph d(3)(ii) of Rule 17a-5.

2. The Company's Internal Control Over Compliance was effective during the most recent fiscal period from June 1, 2014 to December 31, 2014;

3. (3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;

4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and

5. (5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

C. L. King & Associates, Inc.

Robert Benton
Chief Financial Officer
February 27, 2015

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
C.L. King & Associates, Inc. and Subsidiary:

We have examined the statements made by C.L. King & Associates, Inc. and Subsidiary (the Company), included in the accompanying C.L. King & Associates, Inc.'s Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal period ended from June 1, 2014 to December 31, 2014; (2) the Company's internal control over compliance was effective as of December 31, 2014; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or the Account Statement Rule (NASD Rule 2340) of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal period ended from June 1, 2014 to December 31, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, C.L. King & Associates, Inc. and Subsidiary's statements referred to above are fairly stated, in all material respects.

KPMG LLP

Boston, Massachusetts
February 27, 2015